SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                                 CardStakes.com
             (Exact name of registrant as specified in its charter)

          NEVADA                                       91-1963840
(State or other jurisdiction                (I.R.S. Employer Identification No.)
of incorporation or organization)

      1288 Alberni Street, Suite 806, Vancouver, British Columbia V6E 4N5
        (Address of registrant's principal executive offices) (Zip Code)

                                  604.664.0484
              (Registrant's Telephone Number, Including Area Code)

     Securities to be registered under Section 12(b) of the Act:

      Title of each class                     Name of Each Exchange on which
      to be so registered:                    each class is to be registered:

             None                                          None

Securities to be registered under Section 12(g) of the Act:

                         Common Stock, Par value $.0001
                                (Title of Class)

                                   Copies to:

                              Thomas E. Stepp, Jr.
                              Stepp & Beauchamp LLP
                                Attorneys-at-Law
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                                  949.660.9700
                             Facsimile 949.660.9010

                                  Page 1 of 14
                      Exhibit Index is specified on Page 13

                                 CardStakes.com,
                              a Nevada corporation

                   Index to Form 10-SB Registration Statement


Item Number and Caption                                                     Page
-----------------------                                                     ----

1.      Description of Business                                                3

2.      Management's Discussion and Analysis of Financial Condition
          and Results of Operations                                            8

3.      Description of Property                                                9

4.      Security Ownership of Certain Beneficial Owners and Management         9

5.      Directors, Executive Officers, Promoters and Control Persons           9

6.      Executive Compensation - Remuneration of Directors and Officers       10

7.      Certain Relationships and Related Transactions                        11

8.      Legal Proceedings                                                     11

9.      Market For Common Equity and Related Shareholder Matters              11

10.     Recent Sales of Unregistered Securities                               11

11.     Description of Securities                                             12

12.     Indemnification of Officers and Directors                             12

13.     Financial Statements                                                  12

14.     Changes in and Disagreements with Accountants                         13

15.     Financial Statements and Exhibits

15(a)   Index to Financial Statements                                         13
          Financial Statements                                   F-1 through F-7

15(b)   Index to Exhibits                                                     13
          Exhibits                                              E-1 through E-31

          Signatures                                                          14

Item 1.  Description of Business.

     CardStakes.com (the "Company") was incorporated as Power Direct Tech.com in the State of Nevada on February 19, 1999, and is a 51%-owned subsidiary of Power Direct, Inc., a Delaware corporation ("Power Direct"). On or about February 23, 1999, the Company changed its name to PDTech.com. On or about June 8, 1999, the Company changed its name to CardStakes.com. The Company maintains its principal executive offices at 1288 Alberni Street, Suite 806, Vancouver, BC V6E 4N5. The Company's offices in the United States are located at 4291 Meridian Street, Suite 48, Bellingham, Washington 98226. The telephone number of the Company in Vancouver, British Columbia is 604.664.0484.

     The Company anticipates it will acquire interests in Internet companies and related technology. On or about April 28, 1999, Power Direct entered into a licensing agreement ("Licensing Agreement") with Compte De Sierge Accomodative Corp. doing business using the fictitious business name E-Card Gaming Systems, Inc., a corporation incorporated in Panama City, Panama ("E-Card"). The agreement specifies, among other things, that Power Direct will have the worldwide right to utilize and commercially exploit certain gaming software systems and related proprietary technology relating to the operation of the Greeting Card Lotto, a lottery conducted over the Internet. The Company anticipates acquiring Power Direct's rights, title and interest under the Licensing Agreement. In the alternative, the Licensing Agreement provides that Power Direct may grant sublicenses to third parties with new terms agreeable to E-Card with respect to the proprietary technology. The Company may become such a third party licensee.

     The Licensing Agreement also provides that three equal cash payments of CDN$100,000 are to be paid to E-Card by Power Direct as partial consideration pursuant to the Licensing Agreement. The first such payment was due upon execution of the Licensing Agreement; the second payment is due upon completion of the first phase of testing; and the third payment is due upon completion of the second phase of testing. The Licensing Agreement also provides that Power Direct shall issue 6,000,000 shares of its $.0001 par value common stock in two separate issuance transactions, each of 3,000,000 shares. The first such transaction was to occur upon execution of the Licensing Agreement, and the second such transaction shall occur upon the commencement of operations of the Greeting Card Lotto, as specified in the Licensing Agreement. As of May 13, 1999, Power Direct had paid CDN$100,000 under the Licensing Agreement. Those 6,000,000 shares shall be "restricted securities" subject to the limitations and restrictions regarding resale and distribution specified by Rule 144. There can be no assurance that either Power Direct or the Company will have the ability to make further payments due pursuant to the Licensing Agreement in a timely manner, or at all.

     On or about May 5, 1999, Power Direct entered into an Asset Purchase Agreement with On-line Asset Courtesy Inc., a corporation incorporated in Panama City, Panama ("On-line") pursuant to which Power Direct agreed to purchase from On-Line, and On-line agreed to sell, an Universal Resource Locator (URL) registered as "GREETINGCARDLOTTO.COM", as well as associated URLs registered as "E-CARDLOTTO.COM" and "CARDLOTTO.COM". An URL is the address of a page on the World Wide Web. Every web page has an URL that identifies it uniquely, and which provides enough information for any computer connected to the Internet to locate it. In exchange for the three (3) URLs, Power Direct agreed to issue to On-line two million (2,000,000) warrants to purchase Power Direct' $.0001 par value for a price of US$0.25 each. The warrants are exercisable for a point of two (2) years from the date of issuance and all common stock purchased pursuant to those warrants will be "restricted securities" subject to the limitations and restrictions regarding resale and distribution specified by Rule 144. The Company anticipates acquiring Power Direct's rights, title and interest under the Asset Purchase Agreement.

     The Online Gambling Industry. Internet gambling sites may generate an estimated US $651 million in revenue in 1999 according to economist Sebastian Sinclair of the New York firm Christiansen, Cummings and Associates. The anticipation of such revenue may be a reason that the National Collegiate Athletic Association, the National Football League, and various state attorneys general are attempting to prevent online wagering.

     The Interactive Gaming Council ("IGC") is a trade association for the international interactive gaming industry, comprised of Internet gambling operators who are attempting to establish industry guidelines that could become the international standard for Internet gambling operations. Its members operate or supply services to many of the 280 interactive gaming and wagering sites on the World Wide Web. The IGC is considering a common database to share fraudulent account information.

     A significant number of states and the federal government have proposed action making Internet gambling, including Internet lottery operations illegal. Additionally, there are other jurisdictions where online gambling activities are prohibited. As a result, the Company will take the necessary steps to ensure that residences of any jurisdiction where participation in Internet gambling is illegal, including the United States, do not have access to Internet gambling.

     The Nevada Gaming Commission, which opposes Internet gambling, has licensed a slot-machine manufacturer to test a system that allows Nevada residents to make sports bets from home computers. The system traces phone calls so operators know exactly where those calls originated. Before entering the Intranet, whose dial-up access is restricted to subscribers, customers have to go to a Nevada sports book and open an account.

     The Company intends to utilize a system similar to that used in Nevada to screen and prevent residents of those jurisdictions which prohibit online gaming operations to participate in the Company's Internet lottery operations.

     Possible Adverse Legislation. Approximately 25 countries are currently regulating, and taxing, Internet gambling operations. The regulation of Internet gambling operations in the United States is currently uncertain. On August 3, 1996, President Clinton signed a bill creating a nine-member National Gambling Impact Study Commission to study the economic and social impact of gambling and report its findings to Congress and the President. The Commission could recommend changes in state or federal gaming policies. The President, House Speaker and Senate Majority Leader each selected three of the Commission's members. Additional federal regulation of the gaming industry could occur as a result of investigations or hearings by the Commission, which could have a material adverse effect on the Company. The Commission last met in Washington, D.C. on April 27 and April 28, 1999, and continued its deliberations regarding its Final Report which is presently scheduled to be released to the President, Congress, state governors, Native American tribal leaders, and the public on June 18, 1999.

     Senator Jon Kyl (R-Ariz.), Congress' foremost opponent of online betting, is reintroducing a revised proposal to amend the federal Wire Communications Act of 1961 ("Wire Act") prohibitions on interstate sports gambling conducted by telephone or wire to cover newer technological transmissions, including the Internet. The proposal would extend the law to prohibit some newer forms of gambling, including those offered by an estimated 300 sports betting and "cybercasinos" that now exist. The new Internet Gambling Prohibition Act allows for the continuation of all forms of gambling that are currently legal and also limits the liability of Internet access providers. Such providers do not have to do anything that is "technologically infeasible" or "unduly burdensome" to restrict Internet gambling sites. Senator Kyl believes that more than a billion dollars will be gambled on the Internet in 1999. Senator Kyl also believes that Internet gambling is addictive, accessible to minors, subject to fraud and other criminal use, evasive of state gambling laws and already illegal at the federal level in many cases. Senator Kyl's proposal intends to prohibit most types of online gambling on a federal level, and provides for three months in prison and $1,500 in fines, or three times the amount of the wager, for bettors caught in the act. Last year's version of Senator Kyl's proposal passed the Senate 90-10 but died in the House. Senator Kyl predicts that Internet-based gambling receipts could total an estimated $100 billion by 2006. This year's version of Senator Kyl's is being looked at by the Senate. In June of 1999, the Senate Judiciary Committee voted 16-1 to approve Kyl's bill. The bill next goes to a vote on the Senate floor. The current version of Senator Kyl's bill would make it illegal to bet online in all 50 states.

     Reps. Bob Goodlatte (R-Va.) and Frank LoBiondo (R-N.J.) are resurrecting their online gambling proposal in the House of Representatives from a previous Congressional session, but the proposal will not mirror Senator Kyl's proposal. The House proposal will not take on the issue of fantasy sports, merely games of chance; moreover, it will not totally prohibit online gambling on a federal level. Instead, the House measure will allow states to decide their own online gambling policies.

     Possible Adverse Litigation. Several state court lawsuits might result in case law adverse to the Company's operations in the United States. In March, 1999, Cynthia Haines, a California woman who gambled away more than $70,000 on the Internet to more than 50 cybercasinos sued her credit issuer, Providian National Bank, in Marin County Superior Court. She alleged that credit card companies are engaging in unfair business practices and aiding and abetting a crime by giving online wager house merchant accounts to process bets for customers who live where such betting activity is illegal.

     Possible Law Enforcement Action. Alan Kesner, Wisconsin's Assistant Attorney General and the Chairman of the Internet Gambling Committee for the National Association of Attorneys General, recognized the difficulty of eliminating Internet gambling, but many state attorneys general continue to challenge the legality of Internet gambling within the borders of their respective states. For example, the Attorney General for the State of Minnesota has claimed that, because gambling is illegal in Minnesota, users there cannot place bets through a server located elsewhere (in one case, the web page advertiser was located in Nevada and the server processing the bet was located in Belize).

     In March, 1998 the Federal Bureau of Investigation's Computer Crisis squad charged Jay Cohen and 19 other owners and managers of offshore companies with illegally using interstate telephone lines to accept online wagers and accept money from United States customers in violation of the Wire Act, a law designed to stop organized crime's illegal bookmaking activities. To date, Mr. Cohen and one other person have been indicted, three persons have agreed to plea bargains, and four persons refused to return to the United States. For the rest, indictments are pending. Mr. Cohen's website was started in Antigua in 1996, where Internet gambling is legal.

     Competition. Competition in the gambling industry is significant. Certain of the Company's competitors have more experienced management and greater name recognition, marketing capabilities and financial resources than the Company. The Company may also encounter increasing competition from the new and existing Internet lottery operations developed and promoted both by casinos and by Internet gaming industry companies in certain jurisdictions throughout the United States and abroad. The Company may also encounter indirect competition from other forms of lawful gambling, such as state-sponsored lotteries and video lottery terminals, pari-mutuel betting on horse and dog racing and bingo parlors, as well as from other forms of entertainment. It is possible that increased competition could have a material adverse effect on the Company. Many of these competitors have greater financial and other resources, and more experience in the gambling industry, than the Company. There can be no assurance that competitors have not or will not succeed in developing technologies that are more effective than any which have been or are being developed by the Company or which would render the Internet lottery operations of the Company obsolete and noncompetitive.

     The Company will encounter competition from hundreds of Internet gambling companies, including companies that specialize in Internet lotteries. Lotteries have become a $100 billion per year industry. GTECH, traded on the New York Stock Exchange under the trading symbol "GTK", is reputedly the world's leading supplier of computerized online lottery products and services, and supplies or operates approximately 29 United States lottery systems and 51 foreign lottery systems. GTECH announced a contract in February, 1999 to provide online lottery products and services to the Idaho State Lottery, including the central system hardware, software and terminals. In March, 1999, GTECH announced that it had signed a new contract to provide online lottery products and services to Loteria Electronica de Puerto Rico. Another competitor, Plus Lotto, was one of the first operating gaming sites on the Internet. It is an Internet lottery run by the Liechtenstein Foundation, and donates 25% of its profits to the International Red Cross. Games available include conventional weekly and hourly lotteries as well as instant and interactive games such as Bingo and Scratch-Offs.

     The Company will also encounter competition from other types of online gambling by well-established companies. The approximately 55 offshore gaming operators who comprise the IGC are all direct competitors of the Company. Inland Entertainment is a publicly-traded company based in San Diego, California and was previously a leader in the Native American gaming industry. Inland
Entertainment has since diversified by launching several online casinos, including Casino Australia, The Good Luck Club, and the Kenny Rogers Casino. You Bet! International is a Los Angeles-based interactive technology company that provides horse players instant access to live racing, information and wagering on a secure, proprietary private network. The service is multilingual and multicurrency. American Wagering, Inc., traded on NASDAQ under the trading symbol "BETM" has a gambling license in Nevada and has begun accepting wagers on the Internet from its Australian website, having received approval and licensing by Australian regulatory authorities.

     Dependence Upon Single Type of Gambling Operation. The Company does not currently anticipate having operations other than its Internet lottery operations and, therefore, will be entirely dependent upon Internet lottery revenues. Because the Company may be entirely dependent on a single gaming type of operation for its revenues, it will consequently be subject to greater risks than a more diversified gaming operation.

     Taxes and Fees. Gaming companies are typically subject to significant taxes and fees in addition to normal federal and state corporate income taxes, and such taxes and fees are subject to increase at any time. Additionally, from time to time, certain federal legislators have proposed the imposition of a federal tax on gaming revenues. Any such federal tax or any material increase in existing taxes or fees would adversely affect the Company.

     Possible Need for Additional Financing. The Company anticipates funding product development and the expansion of sales and marketing activities from existing cash reserves and cash from operations. In the event that cash from operations and other available funds are insufficient to fund the Company's presently anticipated operations, the Company may be required to seek additional financing. There can be no assurance that, if additional financing is required, it will be available on acceptable terms, or at all. Additional financing may involve substantial dilution to the interests of the Company's then current shareholders.

     Possible Volatility of Stock Price. The trading price of the Company's common stock may be subject to significant fluctuations. The trading price of the Company's common stock could be subject to significant fluctuations in the future, because of factors such as announcements of technological innovations, new product introductions by the Company, its competitors and other third parties, quarterly variations in the Company's operating results, and market conditions in Internet companies generally and in the Internet gaming industry in particular. In addition, the stock market has experienced volatility that has particularly affected the market prices of many Internet companies which has often been unrelated to the operating performance of such companies. These market fluctuations may adversely affect the market price of the Company's common stock.

     Lack of Internet Gaming Experience. The Company's management has no experience in the Internet gaming industry. The Company's parent corporation, Power Direct, recently announced the appointment of Michael R. Wright as Chairman of the Board of Directors of Power Direct. Mr. Wright has significant experience in the gaming industry. He specialized in the design, manufacture, distribution and operation of slot machines for Bally Gaming. He resided in Prague, Czech Republic, where he operated the National TV Bingo Lottery. As President and Chief Executive Officer of Border Capital, a Canadian public company, Mr. Wright directed the development of the software and design of television game shows for the global lottery industry. There can be no assurance that the Company will benefit, directly or indirectly, from Mr. Wright's experience in the gaming industry.

     Business Interruption; Reliance on Computer and Telecommunications Infrastructure. The Company's success will be dependent in large part on its continued investment in sophisticated telecommunications and computer systems and computer software. The Company anticipates making significant investments in the acquisition, development, and maintenance of such technologies in an effort to remain competitive and anticipates that such expenditures will be necessary on an on-going basis. Moreover, computer and telecommunication technologies are evolving rapidly and are characterized by short product lifecycles, which requires the Company to anticipate technological developments. There can be no assurance that the Company will be successful in anticipating, managing or adopting such technological changes on a timely basis or that the Company will have the financial resources available to invest in new technologies. In addition, the Company's business is highly dependent on its computer and telecommunications equipment and software systems, the temporary or permanent loss of which, through physical damage or operating malfunction, could have a material adverse effect on the Company's business. Although the Company does not anticipate any problems with its computer software relating to the year 2000, operating malfunctions in the software systems of financial institutions and other parties might have an adverse affect on the operations of the Company. The Company's business is materially dependent on service provided by various local and long distance telephone companies. A significant increase in the cost of telephone services that is not recoverable through an increase in the price of the Company's services, or any significant interruption in telephone services, could have a material adverse effect on the Company.

     Management of Growth; Dependence on Key Personnel. The Company's success in the future is dependent upon its ability to grow rapidly and effectively manage growth. Such growth, if any, will require increased managerial, technical, Internet marketing, and other personnel, expanded information systems and additional financial and administrative control procedures. Expansion of the Company's indirect and direct marketing resources will require significant financial and managerial commitments by the Company. There can be no assurance that the Company will be able to manage such growth effectively, if at all. The

Company's failure to do so would have a material adverse effect on its business, operating results, and financial condition. Competition for qualified technical, marketing, and other qualified personnel is significant, and there can be no assurance that the Company will be able to attract or retain highly qualified employees in the future. The Company's future success also depends in part upon the continued service of its key technical, marketing and senior management personnel. The loss of the services of one or more of these key employees could have a material adverse effect on the Company's business, operating results, and financial condition.

     Employees. The Company currently has 2 part-time employees and 2 full-time employees. None of the Company's employees are subject to any collective bargaining agreements. Each employee of the Company will be required, as a condition of employment, to execute an agreement not to disclose the Company's trade secrets or other confidential information.

     Reports to Security Holders. The Company intends to provide an annual report to its security holders, which will include audited financial statements. The Company will become a reporting company when this registration statement becomes effective with the Securities and Exchange Commission ("SEC"). After the Company becomes a reporting company with the SEC, the public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

     This report includes a number of forward-looking statements which indicate the Company's current expectations with respect to future events and financial performance. Forward looking statements can be identified by the use of forward-looking terminology such as "believes", "anticipates", "estimates", "projects", "expects", "may", "will", or "should" or the negative thereof or other variations thereon or comparable terminology. Such statements are subject to certain risks, uncertainties and assumptions. No assurances can be given that the future results anticipated by those forward looking statements will be achieved. The following matters constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to vary materially from the future results covered in such forward-looking statements. Other factors could also cause actual results to vary materially from the future results anticipated in such forward-looking statements. Undue reliance should not be placed on those forward-looking statements, are based on facts existing as of the date of this Registration Statement.

     Liquidity and Capital Resources. The Company had cash resources of $189,599 at April 30, 1999. The cash and equivalents constitute the Company's present internal sources of liquidity. The Company's only external source of liquidity is the sale of its capital stock. On or about March 12, 1999, the Company commenced an offering of shares of its $.0001 par value common stock in reliance on an exemption from and prospectus delivery requirements of the Securities Act of 1933, as amended ("Act"), which exemption is specified by the provisions of
Section 3(b) of the Act and to Rule 504 of Regulation D promulgated pursuant thereto. As of April 8, 1999, the Company had sold 2,100,000 shares of its $.0001 par value common stock pursuant to that offering. Gross proceeds from the offering are $210,000.

     Results of Operations. The Company has not yet realized any significant revenue from operations, nor does it expect to in the foreseeable future.

     Impact of the Year 2000. The Company anticipates that the year 2000 (commonly referred to as "Y2K") could impact the business of the Company. Many business software applications use only the last two digits to indicate the applicable year. Unless these programs are modified, computers running time-sensitive software may be unable to distinguish between the year 1900 and the year 2000, which would result in computer system failures, miscalculations, and general disruption of operations, including, among other things, a temporary inability to process transactions or to engage in other normal business activities. Many Y2K problems might not be readily apparent when they first occur, but instead could imperceptibly degrade technology systems and corrupt information stored in computerized databases, in some cases before January 1, 2000.

     The Company has completed a preliminary assessment of each of its operations and its Y2K readiness and had determined that the appropriate actions are being taken. The Company does not believe the Y2K issue will result in any significant problem for the Company's computer systems. The Company recognizes, however, that the Y2K issue could have a material impact on the operations of the Company. There is no guarantee that the computer systems of other companies on which the Company's systems rely will be timely readied for the Year 2000. Moreover, there can be no guarantee that the Company's suppliers, customers, or other parties with whom the Company does business will not experience significant Y2K problems, which might result in an adverse effect on the Company's operations.

Item 3. Description of Property

     Property held by the Company. As of the dates specified in the following table, the Company held the following property:


================================================================================
        Property                April 30, 1999                   April 30, 1998
--------------------------------------------------------------------------------
  Cash and equivalents             $189,599                          $0.00
--------------------------------------------------------------------------------

     The Company defines cash equivalents as all highly liquid investments with a maturity of 3 months or less when purchased. The Company does not presently own any interests in real estate. The Company does not presently own any inventory or equipment.

Item 4. Security Ownership of Certain Beneficial Owners and Management

     (a) Security Ownership of Certain Beneficial Owners. The Following are persons, other than directors and officers, who are beneficial owners of 5% or more of the Company's issued and outstanding common stock:

                 Name and Address                   Amount of         Percent of
Title of Class   of Beneficial Owner                Beneficial Owner  Class
--------------   -------------------                ----------------  -----
Common Stock     Power Direct, Inc.                 6,605,996          76.0%
                 1288 Alberni Street, Suite 806
                 Vancouver, British Columbia
                 V6E 4N5

     (b) Security Ownership of Management. The directors and principal executive officers of the Company do not own any of the Company's issued and outstanding capital stock. However, Power Direct, Inc., owns 76% of the total issued and outstanding common stock of the Company. Jack Sha is the President and a Director of Power Direct, Inc., as well as the President and a Director of the Company.

     Changes in Control. Management of the Company is not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403(c) of Regulation S-B.

Item 5. Directors, Executive Officers, Promoters and Control Persons

     The directors and principal executive officers of the Company are as specified on the following table:


================================================================================
 Name                               Age                    Position
--------------------------------------------------------------------------------
Jack Sha                             48             President and Director
5550 Cambie Street, Suite 306
Vancouver, B.C.
V5Z 3A2

================================================================================

Robert Klein                         51       Secretary, Treasurer and Director
1273 West 20th Street
North Vancouver, B.C.
V7P 2B8

================================================================================

     Jack Sha is the President and a Director of the Company. Mr. Sha was the president of Tokyo Trading Ltd. From 1990 through 1994, during which time he was involved in the decision making process for various investment opportunities, including golf course developments to mining properties. In 1991, Mr. Sha acquired, on behalf of the Tokyo Trading Ltd., the rights to develop and market a unique essence for skin care products. In 1994, Mr. Sha underwent major surgery and was inactive until 1998.

     Robert Klein is the Secretary, Treasurer and a Director of the Company. He also the President of Rising Phoenix Development Group, Ltd., and recently resigned from Power Direct, Inc.'s Board of Directors. It is anticipated that Mr. Klein may again become a member of Power Direct, Inc.'s Board of

Directors. Mr. Klein's experience includes an active twenty-year career in the securities, handling a wide range of duties including management roles and institutional trading. For the past fifteen years, a major emphasis has been placed on packaging complex transactions on behalf of corporate clients, resulting in the creation and sale of marketable securities. The past five years have been spent on public and private companies involved in resource management and light manufacturing. He has a degree in Applied Mathematics from the
University of Waterloo. Mr. Klein has an FCSI designation from the Canadian Securities Institute. Mr. Klein has been responsible for strategic planning and securing funding for a number of start-up ventures, both in Canada and the United States. None of the above specified individuals share any familial relationship. Other than the individuals specified above, there are no significant employees expected by the Company to make a significant contribution to the business of the Company. All directors of the Company serve until the next annual meeting of stockholders. The Company's executive officers are appointed by the Company's Board of Directors and serve at the discretion of the Company's Board of Directors.

     There are no orders, judgments, or decrees of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining Mr. Sha or Mr. Klein from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security, or any aspect of the securities business or of theft, nor is Mr. Sha or Mr. Klein the officers or directors of any corporation or entity so enjoined.

Item 6. Executive Compensation - Remuneration of Directors and Officers.

     The officers and directors of the Company received no direct compensation from the Company during the Company's most recent fiscal year. The officers and directors of the Company are reimbursed for expenses incurred on behalf of the Company.


================================================================================
 Name of individual or             Capacities in which                Aggregate
   Identity of Group            remuneration was received           remuneration
--------------------------------------------------------------------------------
  Executive Officers                      None                          None
================================================================================

     As of May 27, 1999, no compensation has been paid to any of the officers or directors of the Company. The Company anticipates compensating Jack Sha for accrued salary in an amount yet to be determined by the Company's Board of Directors.

Item  7. Certain Relationships and Related Transactions

     Ownership of the Company's Common Stock by Power Direct. Power Direct currently owns 6,605,996 shares of the Company's $.0001 par value common stock. Power Direct anticipates distribute 2,165,938 shares of the Company's $.0001 par value common stock as a dividend to Power Direct's shareholders. Power Direct will retain 4,440,058 common shares of the Company's $.0001 par value common stock.

     Transactions with Promoters. The services of no promoters were used.

Item  8. Legal Proceedings

     There are no legal actions pending against the Company nor are any such legal actions contemplated.

Item  9. Market For Common Equity and Related Stockholder Matters

     The Company anticipates that it will apply for participation in the OTC Bulletin Board, an electronic quotation system for securities not traded on a securities exchange. As of May 27, 1999, there were no warrants outstanding to purchase shares of the Company's $.0001 par value common stock, nor any options to purchase common stock. The Company has never paid cash dividends and does not anticipate paying cash dividends in the foreseeable future. The Company anticipates that it will retain earnings, if any, for future growth and expansion of its business.

Item  10. Recent Sales of Unregistered Securities

     There have been no sales of unregistered  securities  within the last three
(3) years which would be required to be disclosed pursuant to Item 701 of Regulation S-B, except for the following:

     On or about March 12, 1999, the Company commenced an offering of shares of its common stock in reliance on an exemption from registration and prospectus delivery requirements of the Securities Act of 1933, as amended ("Act"), which exemption's specified by the provisions of Section 3(b) of the Act and Rule 504 of Regulation D promulgated by the Securities and Exchange Commission pursuant to that Section 3(b). As of May 27, 1999, the Company had sold a total of 2,100,000 shares of its common stock pursuant to that offering. Gross proceeds from the offering are $210,000.

     The offering price for the Company's shares of $.0001 par value common stock was arbitrarily determined by the Company and had no relationship to assets, book value, revenues or other established criteria of value. Proceeds from the offering described in the preceding paragraph were used for, among other purposes, working capital, including legal fees; office equipment and office expenses.

Item  11.  Description of Securities

     The Company is authorized to issue 100,000,000 shares of common stock, $.0001 par value, each share of common stock having equal rights and preferences, including voting privileges. As of June 16, 1999, 8,705,996 shares of the Company's $.0001 par value common stock were issued and outstanding.

     The shares of $.0001 par value common stock of the Company constitute equity interests in the Company entitling each shareholder to a pro rata share of cash distributions made to shareholders, including dividend payments. The holders of the Company's common stock are entitled to one vote for each share of record regarding all matters to be voted on by the Company's shareholders. There is no cumulative voting with respect to the election of directors of the Company or any other matter, with the result that the holders of more than 50% of the shares voted for the election of those directors can elect all of the Directors. The holders of the Company's common stock are entitled to receive dividends when, as and if declared by the Company's Board of Directors from funds legally available therefor; provided, however, that cash dividends are at the sole discretion of the Company's Board of Directors. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities of the Company and after provision has been made for each class of stock, if any, having preference in relation to the Company's $.0001 par value common stock. Holders of the shares of Company's
$.0001 par value common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Company's $.0001 par value common stock. All of the outstanding shares of Company's common stock are duly authorized, validly issued, fully paid and non-assessable.

Item  12. Indemnification of Directors and Officers

     Article Twelve of the Company's Articles of Incorporation provides that no officer or director of the Company shall be personally liable to the Company or its stockholders for damages for breach of fiduciary duty as an officer or director, except that Article Twelve does not eliminate or limit the liability of an officer or director for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or for the payment of dividends in violation of the Nevada General Corporation law.

     The Company contemplates that it may enter into indemnification agreements with each of its executive officers and directors pursuant to which the Company agrees to indemnify each such person for all expenses and liabilities, including criminal monetary judgments, penalties and fines, incurred by such person in connection with any criminal or civil action brought or threatened against such person by reason of such person being or having been an officer or employee of the Company. In order to be entitled to indemnification by the Company, such person must have acted in good faith and in a manner such person believed to be in the best interests of the Company and, with respect to criminal actions, such person must have had no reasonable cause to believe his or her conduct was unlawful.

IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, INDEMNIFICATION
FOR LIABILITIES ARISING PURSUANT TO THE SECURITIES ACT OF 1933 IS CONTRARY TO PUBLIC POLICY AND, THEREFORE, UNENFORCEABLE.

Item 13. Financial Statements.

     Copies of the financial  statements  specified in Regulation  228.310 (Item
310) are filed with this Registration Statement, Form 10-SB (see Item 15 below).

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

     There have been no changes in or disagreements with the Company's accountants since the formation of the Company required to be disclosed pursuant to Item 304 of Regulation S-B.

Item 15. Financial Statements and Exhibits

(a) Index to Financial Statements.                                       Page
----------------------------------                                       ----

Independent Auditor's Report                                             F-1

Balance Sheet as of April 30, 1999                                       F-2

Statement of Operations for the periods ending April 30, 1999            F-3

Statement of Shareholders' Equity for the period ending
April 30, 1999                                                           F-4

Statement of Cash Flows for the period ending April 30, 1999                 F-5

Notes to Financial Statements                                    F-6 through F-7

(b)  Index to Exhibits.

     Copies of the following documents are filed with this Registration Statement, Form 10-SB as exhibits:

Index to Exhibits                                                  Page
-----------------                                                  ----

1         Corporate Charter of                                 E-1
          Power Direct Tech.com

2         Articles of Incorporation of                         E-2 through E-5
          Power Direct Tech.com
          (Charter document)

3         Certificate of Amendment to the Articles             E-6 through E-7
          of Incorporation of Power Direct Tech.com
          Authorizing the Name Change to PDTech.com

4         Certificate of Amendment to the Articles of          E-8 through E-9
          Incorporation Authorizing the Name Change to CardStakes.com

5         Certificate of Amendment to the Articles of          E-10 through E-11
          Incorporation of PDTech.com re: Anti-Dilution

6         Bylaws of Power Direct Tech.com                      E-12 through E-31

                                   SIGNATURES

     In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, CardStakes.com has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia, on June ___, 1999.

                                                 CardStakes.com,
                                                 a Nevada corporation

                                                 By:      ___________________
                                                          Jack Sha
                                                 Its:     President

James E. Slayton, CPA
--------------------------------------------------------------------------------
3867 WEST MARKET STREET
SUITE 208
AKRON, OHIO 44333



                          INDEPENDENT AUDITORS' REPORT

Board of Directors                                             May 14, 1999
PDTech.com (The Company)
Las Vegas, Nevada 89102

     I have audited the Balance Sheet of PDTech.com (A Development Stage Company), as of April 30, 1999, and the related Statements of Operations, Stockholder Equity and Cash Flows for the period February 19, 1999 (Date of Inception) to April 30, 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PDTech.com, (A Development State Company), at April 30, 1999, and the results of its operations and cash flows for the period February 19, 1999 (Date of Inception) to April 30, 1999, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, The Company has had limited operations and has not established a long term source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ James E. Slayton
James E. Slayton, CPA
Ohio License ID # 04-1-15582

                                   PDTech. com
                          (A Development Stage Company)

                                  BALANCE SHEET
                                      AS AT
                                 April 30, 1999


     ASSETS

CURRENT ASSETS
Cash                                                             $189,599.00
Other Current Assets                                                    0.00
                                                                 -----------
Total Current Assets                                              189,599.00

                                                                 -----------

OTHER ASSETS
Organization Costs net of Amortization                              1,537.00
                                                                 -----------
Total Other Assets                                                  1,537.00

                                                                 -----------
TOTAL ASSETS                                                     $191,136.00
                                                                 ===========



     LIABILITiES & EQUITY

CURRENT LIABILITIES
Due to Shareholder                                               $  2,551.00
Total Current Liabilities                                        -----------
                                                                    2,551.00

     EQUITY
Capital Stock                                                         210.00
Additional Paid in Capital                                        209,790.00
Retained Earnings or (Deficit)                                    (21,415.00)
                                                                 -----------
Total Stockholders' Equity                                        188,585.00

     TOTAL LIABILITIES & OWNER'S EQUITY                          $191,136.00
                                                                 ===========



           See accompany notes to financial statements & audit report

                                       -2-

                                   PDTech.com
                          (A Development Stage Company)

                             STATEMENT OF OPERATIONS
                                   FOR PERIOD
             February 19, 1999 (Date of Inception) to April 30, 1999


     REVENUE
Services                                                                0.00
Interest Income in the course of business                             284.00

    COSTS AND EXPENSES
Selling, General and Administrative                                21,646.00
Amortization of Organization Costs                                     53.00
                                                                 -----------

       Total Costs and Expenses                                    21,699.00

          Net Ordinary Income or (Loss)                           (21,415.00)
                                                                 ===========

Weighted average
number of common
shares outstanding                                                 2,100,000

     Net Loss
     Per Share                                                         -0.01






           See accompany notes to financial statements & audit report

                                       -3-

                                   PDTech.com
                          (A Development Stage Company)

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                   FOR PERIOD
            February 19, 1999 (Date of Inception), to April 30, 1999


                                                                               Deficit
                                                                             accumulated
                                                             Additional        during
                         Common Stock                         paid-in        development
                         Shares            Amount             capital           stage
                         ---------------------------------------------------------------

April 9,1999
issued for cash          2,100,000         210.00            209,790.00


Net loss
February 19, 1999
(inception) to
April 30, 1999                                                               (21,415.00)
                         ---------------------------------------------------------------

Balance
April 6,1999             2,100,000        $210.00           $209,790.00     ($21,415.00)
                         ===============================================================


           See accompany notes to financial statemehts & audit report

                                       -4-

                                   PDTech.com
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS
                                   FOR PERIOD
            February 19, 1999 (Date of Inception), to April 30, 1999

CASH FLOWS FROM OPERATING ACTIVITIES
Cash received from customers                                         0.00
Interest Income in the course of business                          284.00
                                                               ----------
     Net Cash provided by Operating Activities                     284.00

Cash paid to suppliers and employees                            19,490.00
                                                               ----------
     Cash disbursed for Operating Activities                    19,490.00
                                                               ----------

     Net cash flow provided by operating activities            (19,206.00)

CASH FLOWS FROM INVESTING ACTIVITIES
Advance from shareholders                                        1,000.00
                                                               ----------
     Net cash used by investing activities                      (1,000.00)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Capital Stock                                      210,000.00
Cash disbursed for organization costs                              195.00
                                                               ----------
          Net cash provided by financing activities            209,805.00

          Net increase (decrease) in cash                      189,599.00
          April 30, 1999                                       189,599.00

       See accompany notes to financial statements & audit report

                                       -5-

                                   PDTech.com
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                                 April 30, 1999

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

     The Company was organized February 19, 1999 (Date of Inception) under the laws of the State of Nevada, as PDTech,com (The Company) has no operations and in accordance with SFAS #7, the Company is considered a development stage company.

     On April 9, 1999, the Company completed a public offering that was exempt from federal registration pursuant to Regulation D, Rule 504 of the Securities Act of 1933 as amended The Company sold 2,100,000 shares of Common Stock at a price of $.10 per share for a total amount raised of $210,000.00. The Company received cash in the amount of $210,000.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

     Accounting polices and procedures have not been determined except as follows:

     1. The Company uses the accrual method of accounting.

     2 The cost of organization, $1,590.00, is being amortized over a period of 60 months (February 19, 1999 through February 18, 2003.)

     3. Earnings per share is computed using the weighted average number of shares of common stock outstanding.

     4. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

     5. The cost of equipment is depreciated over the estimated useful life of the equipment utilizing the straight line method of deprecation.

     6. The Company will review its need for a provision for federal income tax on a quarterly basis and as Statements of Operations are issued.

NOTE 3 - GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a registered public offering of securities.

                                       -6-

                                   PDTech.com
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                 April 30, 1999



NOTE 4 - RELATED PARTY TRANSACTION

     The Company neither owns or leases any real or personal property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.


NOTE 5 - WARRANTS AND OPTIONS

     There are no warrants or options outstanding to acquire any additional shares of common stock.